May 24, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4270
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                  Assistant Director

Re:          Adeona Pharmaceuticals, Inc.
Amendment 1 to Registration Statement on Form S-3
Filed May 12, 2010
File No. 333-166750

Dear Mr. Riedler:

Thank you for your May 21, 2010 letter regarding Adeona Pharmaceuticals, Inc. (“Adeona”).  Enclosed is Amendment No. 1 to Adeona’s Form S-3, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Adeona’s Form S-3, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.
We note that you have a pending confidential treatment request.  Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

United States Securities
   and Exchange Commission
May 24, 2010

Response:    We understand your position and will await your comments regarding the confidentiality request.

Incorporation of Certain Documents by Reference, page 16

2.
 Please  revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2010.  Specifically, this should include your current reports on Form 8-K as filed on January 13, February 9 and March 16, as amended on March 31.

Response:   Complied with.  We have included by reference, all of the disclosures on Forms 8K filed on January 13, February 9 and March 16, as amended on March 31 and April 5, 2010.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

Hank Gracin

HG:ckg
Enclosures

cc:  Adeona Pharmaceuticals, Inc.